January 13, 2011
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.D. 20549

Re:	Request for Withdrawal of Registration Statement on Form S-3 (File No. 333-170407)
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), NGAS Resources, Inc. (the “Company”) hereby requests the Securities and Exchange Commission to consent to the withdrawal of the Company’s Registration Statement on Form S-3 (No. 333-170407) filed on November 5, 2010, as amended by an Amendment No. 1 filed on December 29, 2010, together with all exhibits thereto (the “Registration Statement”). The Company no longer intends to seek to have the Registration Statement declared effective under the Act for various business reasons, including the pendency of the transactions contemplated by an arrangement agreement described in the Company’s Current Report on Form 8-K filed on December 27, 2010. The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to the Registration Statement.
Thank you for your attention this request.

Sincerely,
/s/ William S. Daugherty
William S. Daugherty,
President and Chief Executive Officer NGAS Resources, Inc.

120 Prosperous Place — Suite 201	▪	Lexington, Kentucky 40509
Office: 859.263.3948	▪	Fax: 859.263.4228
www.ngas.com	▪	Nasdaq: NGAS